TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:	Reed Elsevier plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc

4. Full name of shareholder(s) (if different from 3.):	See Section 9.

5. Date of the transaction and date on which the threshold is crossed or reached:	31 July 2009

6. Date on which issuer notified:	3 August 2009

7. Threshold(s) that is/are crossed or reached:	Direct/Indirect increase to above 5%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights

			Direct	Direct	Indirect	Direct	Indirect

Ord 14.44p Shares	N/A	N/A	2,247,576	2,247,576	60,065,254	0.204%	5.445%

GB00B2B0DG97

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration	Exercise/	Number of voting	% of voting
instrument	date	Conversion	rights that may be	rights
		Period	acquired if the
instrument is
exercised/ converted.

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Exercise	Expiration	Exercise/	Number of voting	% of voting rights
instrument	price	date	Conversion	rights instrument
			period	refers to
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
62,312,830	5.649%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
27,319,746 Shares (2.477%) are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB
Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect
Interests).
16,961,673 shares (1.538%) are under the control of Insight Investment Management
(Global) Limitied, a wholly owned subsidiary of Insight Investment Management
Limited, a wholly owned subsidiary of HBOS plc, a wholly owned subsidiary of
Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the Total Voting Rights figure of 1,103,013,054

14. Contact name:	Kenny Melville

15. Contact telephone number:	0131 243 8671